Exhibit 99.1

ReTo Eco-Solutions, Inc. Announces $6.6 Million Registered Direct Offering

BEIJING, CHINA – May 19, 2023 – ReTo Eco-Solutions, Inc. (Nasdaq: RETO) (“ReTo” or the “Company”), a provider of technology solutions and operation services for intelligent ecological environments and roadside assistance services and software development services in China, today announced that it has entered into a securities purchase agreement, dated as of May 18, 2023 (the “Purchase Agreement”) with certain purchasers (collectively, the “Purchasers”) for the sale of an aggregate of 2,000,000 common shares, par value US$0.01 per share, of the Company (the “Shares”), at a purchase price of US$3.30 per Share, or an aggregate purchase price of US$6,600,000 in a registered direct offering (the “Offering”).

The Shares are offered by means of the Company’s registration statement on Form F-3 (File No. 333-267101), which was initially filed with the Securities and Exchange Commission (the “SEC”) on August 26, 2022, as amended and declared effective on December 9, 2022, the accompanying base prospectus, dated December 6, 2022, and a prospectus supplement, which the Company expects to file with the SEC on May 19, 2023. Electronic copies of the prospectus supplement and the accompanying base prospectus may be obtained, when available, on the SEC’s website at http://www.sec.gov and may also be obtained by contacting Angela Hu, at the Company, using her contact information at the end of this press release.

This Offering is expected to close on or about May 19, 2023, subject to the satisfaction of customary closing conditions. The Company intends to use the net proceeds from the Offering to fund the growth of its business, primarily working capital, and for general corporate purposes, as well as to acquire or invest in technologies, products and/or businesses that it believes will enhance its value.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy any of these Company securities, nor shall there be any sale of these Company securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

About ReTo Eco-Solutions, Inc.

Founded in 1999, ReTo, through its proprietary technologies, systems and solutions, is striving to bring clean water and fertile soil to communities worldwide. The Company, through its operating subsidiaries in China, is engaged in the manufacture and distribution of eco-friendly construction materials (aggregates, bricks, pavers and tiles), made from mining waste (iron tailings), as well as equipment used for the production of these eco-friendly construction materials. In addition, the Company provides consultation, design, project implementation and construction of urban ecological protection projects and parts, engineering support, consulting, technical advice and service, and other project-related solutions for its manufacturing equipment and environmental protection projects. The Company also offers roadside assistance services and software development services utilizing Internet of Things technologies. For more information, please visit: http://en.retoeco.com.

Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. These statements include, among others, statements regarding the completion of the Offering, the anticipated proceeds from the Offering and the use of such proceeds. Our actual results may differ materially and adversely from those expressed in any forward-looking statements as a result of various factors and uncertainties. The reports filed by the Company with the SEC discuss these and other import factors and risks that may affect the Company’s business, results of operations and financial conditions. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

ReTo Eco-Solutions, Inc.

Angela Hu

Beijing Phone: +86-010-64827328

ir@retoeco.com or 310@reit.cc